1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC June 2009 Sales Report
Hsinchu, Taiwan, R.O.C. — July 10, 2009 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for June 2009: on an unconsolidated basis, sales were approximately NT$25.78 billion, an increase of 5.3 percent over May 2009 and a decrease of 9.6 percent from June 2008. Revenues for January through June 2009 totaled NT$109.56 billion, a decrease of 35.9 percent compared to the same period in 2008.
On a consolidated basis, net sales for June 2009 were approximately NT$ 26.52 billion, an increase of 5.0 percent over May 2009 and a decrease of 10.0 percent from June 2008. Revenues for January through June 2009 totaled NT$113.71 billion, a decrease of 35.3 percent compared to the same period in 2008.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2009*	2008	Increase (Decrease)%
June	25,778	28,510	(9.6)
January through June	109,556	170,824	(35.9)

*	Year 2009 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2009*	2008	Increase (Decrease)%
June	26,515	29,473	(10.0)
January through June	113,712	175,617	(35.3)

*	Year 2009 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
July 10, 2009
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June. 2009.
1) Sales volume (in NT$ thousand)

Period	Items	2009	2008
June	Net sales	25,777,846	28,510,161
Jan.-June	Net sales	109,556,210	170,824,246
2) Funds lent to other parties:None.
3) Endorsements and guarantees:None.
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding	Notional Amount	—	564,128	25,130,858	—	—	—	—	—
Contracts	Mark to Market
	Profit/Loss	—	(6,284)	12,458	—	—		—	—
	Unrealized
	Profit/Loss	—	(452)	47,785	—	—		—	—
Expired	Notional Amount	—	54,567,943	66,444,954	—	—	—	—	—
Contracts	Realized Profit/Loss	—	(201,526)	111,847	—	—	—	—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding	Notional Amount	—	131,435	—	—	—	—	—	—
Contracts	Mark to Market
	Profit/Loss	—	(123)	—	—	—		—	—
	Unrealized
	Profit/Loss	—	1,129	—	—	—		—	—
Expired	Notional Amount	—	710,929	—	—	—	—	—	—
Contracts	Realized Profit/Loss	—	(2,179)	—	—	—	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 10, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer